FORM 3
OMB APPROVAL
OMB NUMBER: 3235-0104
Expires: January 1, 2005

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Bioanalytical Systems, Inc. (Last) (First) (Middle) 2701 Kent Avenue Lafayette Indiana 47906 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 11/27/02 3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Issuer Name and Ticker or Trading Symbol

     PharmaKinetics Laboratories, Inc.
5.  Relationship of Reporting Person to Issuer
         (Check all applicable)

            Director                X  10% Owner

            Officer                       Other
            (give title below)        (Specify below)
6. Nature of Indirect Beneficial Ownership (Instr. 5) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)	(Over) SEC 1473 (3/91)
FORM 3 (continued) Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date of Exercisable and Expiration Date (Month/Day/Year) Date Expiration Exercisable Date	3. Title and Amount of Securities Underlying Derivative Security (Instr.4) Title Amount or Number of Shares	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Secured Convertible Revolving Note	11/27/02 ***	Common Shares 5,835,962	$0.1585	D

Explanation of Responses:

*If form is filed by more than one person, see Instruction 5(b)(v). **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Peter T. Kissinger ** Signature of Reporting Person	December 6, 2002 Date
***The Secured Convertible Revolving Note may be converted by Bioanalytical Systems, Inc. ("BAS") into Common Shares of PharmaKinetics Laboratories, Inc. at any time when any balance of principal or interest is outstanding under the Secured Convertible Revolving Note. The entire outstanding balance of principal and interest is due on May 1, 2003, and upon such payment, BAS's right to convert the Secured Convertible Revolving Note into Common Shares of PharmaKinetics Laboratories, Inc. will expire.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure		Page 2 SEC 1473 (10-99)